A special meeting of the shareholders of ASM was held on July 2, 1999 for the principal purpose of voting to merge the assets and liabilities of the Fund into the Focus 30 Fund in a tax-free reorganization.
The resulting votes are presented below:


	       # of shares voted	           % of shares voted

Affirmative	  573,998                      51.960%
Withheld	      68,237		                     6.180
Against	       38,225		                     3.450
Total	        680,460                      61.590%